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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Ascendia Brands, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
043509 10 8
(CUSIP Number)
MarNan, LLC
Attn: Managing Member
One Palmer Square, Suite 330
Princeton, NJ 08542
(609) 924-1550
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043509 10 8	Page	2	of	6

1	NAMES OF REPORTING PERSONS MarNan, LLC 30-0259946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF		7,538,443

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,538,443

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,538,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	043509 10 8	Page	3	of	6
AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 amends the Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc. (the “Issuer” or the “Company”) beneficially owned by MarNan, LLC, a New Jersey limited liability company (the “Filing Person”), filed on May 26, 2005, as amended by Amendment No. 1 filed on September 1, 2006, Amendment No. 2 filed on February 14, 2007, and Amendment No. 3 filed on August 13, 2007.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of this Schedule 13D is hereby amended to add the following information:
     On October 12, 2007, the Filing Person sent a letter to the Issuer’s Board of Directors. In the letter, the Filing Person expressed its concerns about management performance and the financial condition of the Issuer. In the letter, the Filing Person contrasted the operating performance of the Company, including growth in sales and gross profits over prior periods, under prior management with new management, including increased expenses and loss from operations. The Filing Person noted that the significant cost associated with new management compensation contributes to the higher expenses. The higher expenses have also resulted in the Issuer failing to comply with its debt covenants under its credit agreement and required an amendment of its credit agreements. The Filing Person also expressed concern that management interests are not properly aligned with shareholders’ interests, in part through non-performance based compensation and lack of equity ownership. Finally, the Filing Person believes management has not been able to direct the Company, which has resulted in delayed public filings and continued non-compliance with American Stock Exchange continued listing requirements. The Filing Person requests the Issuer’s Board of Directors take timely action to resolve the foregoing issues and to protect the interests of the Issuer’s stockholders. The foregoing description of the letter is qualified in its entirely by reference to the letter attached as Exhibit A.
     The Filing Person reserves the right, from time to time, to consider or explore private or open market transactions or transactions with or with respect to the Issuer or its affiliates, pursue or propose recapitalization or other possible restructuring transactions or other extraordinary corporate transactions, such as mergers, reorganizations or sales of material assets. Any alternatives that the Filing Person may pursue could depend upon a variety of factors, including future actual or anticipated trading prices of the Issuer’s securities, the financial condition, operating results and prospects of the Issuer and general economic, financial market and industry conditions.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
     Attached as Exhibit A to this Amendment No. 4 to Schedule 13D is a copy of the letter to the Issuer’s Board of Directors from the Filing Person on October 12, 2007.

CUSIP No.	043509 10 8	Page	4	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 12, 2007

MARNAN, LLC

By:	/s/ Mark I. Massad

Mark I. Massad
Manager

CUSIP No.	043509 10 8	Page	5	of	6
October 12, 2007
The Board of Directors
Ascendia Brands Co., Inc.
100 American Metro Blvd.
Suite 108
Hamilton, NJ 08619
To the Directors of Ascendia Brands Co, Inc.:
I am a shareholder in Ascendia Brands, Co., Inc. (“Ascendia” or “the Company”) representing 18.0% common equity ownership. I have been an investor in the Company for over four years. Given the events and earnings announcements since the appointment of Mr. Steven R. Scheyer as President and Chief Executive Officer in March, 2007, I am compelled to voice my concern with Ascendia’s operational management, management’s alignment with the Company’s shareholders, financial condition, and erosion in shareholder equity value.
Under prior management, the Company acquired the Coty assets driving actual year over year increases in Net Sales and Gross Profit Margin of 54.0% and 10.3% respectively. Importantly, the Company also achieved breakeven Income from Operations during the prior period. As of the latest earnings release on October 10, 2007 for the 26 week period ended August 25, 2007, under current management the Company reported a $2.1 million Loss from Operations compounded with significantly higher Selling, General, and Administrative (“SG&A”) expenses. The $2.1 million Loss from Operations includes a net benefit of $4.6 million negotiated by prior management in connection with the Coty asset purchase. The $4.6 million includes the $6.8 million credit negotiated in the manufacturing agreement offset by $2.2 million expense charged for the step-up of the acquired Coty inventory. Absent the net benefit of $4.6 million negotiated by prior management, the Loss from Operations would have been $6.7 million.
Under the direction of Mr. Scheyer, quarterly Net Sales decreased $8.1 million and Gross Profit Margins as a percentage of Net sales decreased 1.7% during the first half of the fiscal year. In spite of decreasing Net Sales and Gross Profit Margins, Mr. Scheyer has significantly increased SG&A net of Amortization of Intangibles by $9.7 million year over year. As a percentage of Net Sales, SG&A net of Amortization of Intangibles increased 7.4% year over year from 15.3% to 22.7%. I believe the increase excludes the additional expense of incremental members of senior management.
The financial performance of the Company, which has been significantly impacted by increased SG&A has resulted in the violation of debt covenants per the press release dated October 10, 2007. The Company is in violation of the debt covenants that were based upon metrics known, but not achieved by Mr. Scheyer. I am aware that the Company has entered into an Amendment to resolve the current issue with an exceptionally brief time frame expiring November 19, 2007. I am concerned that potential solutions to rectify the issue developed by Mr. Scheyer and the Company may result in dilution to shareholders and further erode shareholder value.
I further believe that Mr. Scheyer’s compensation represents a misalignment with the interests of the Company and its shareholders. Section 3(b) of Mr. Scheyer’s employment agreement guarantees a $650,000 Incentive Bonus regardless of the achievement of the Annual EBITDA target of $40.0 million (SCHEDULE 1 of the Employment Agreement). Accordingly, total annual cash compensation guaranteed to Mr. Scheyer is $1.3 million, excluding special bonuses. In addition, Mr. Scheyer received a signing bonus of $2.0 million and per Section 3(e) he is entitled to another cash bonus of $2.5 million on January 1, 2008 provided his employment has not been terminated prior to January 1, 2008 by the Company for Cause or by the Executive’s resignation other than for Good Reason. Total annual cash compensation for Mr. Scheyer will be approximately $5.8 million, without the guarantee of delivering $40.0 million of EBITDA for the First Year.

CUSIP No.	043509 10 8	Page	6	of	6

Furthermore, as of the date of this letter, Mr. Scheyer does not hold ownership in the Company, and therefore is not aligned with the Company’s shareholders. On October 31, 2007, Mr. Scheyer will be granted an option to purchase a number of shares equal to 4% of the Company’s outstanding stock as of the Commencement Date (determined on an as-converted, fully diluted basis) of his agreement. Of this option grant, only 25% of the Option shares (the “Performance Shares”) are based on achievement of the EBITDA targets for applicable years.
In addition, I believe that the delayed filings and the complexity of the accounting for the compound derivative liability associated with the convertible secured notes have further compromised the perception of the Company in the public markets. As reported in the June 15, 2007 8-K filing, the Company delayed the filing of its Annual Report on Form 10-K for the fiscal year ended February 28, 2007 which was created by the complex accounting issues related to the convertible debt instrument and its associated dilution. I also believe management has not effectively dealt with the continued issues related to the American Stock Exchange (“Amex”) listing standards. On September 28, 2007, Ascendia announced it received a letter from the American Stock Exchange (“Amex”) stating Ascendia was not in compliance with continued listing standards because the amount of shareholders’ equity is less than the amounts specified in Sections 1003(a)(i) and (ii) of the Amex Company Guide. I believe the current performance of the Company has compromised alternatives to implement effective restructuring plans to resolve these critical issues.
As a result of current operating performance, improper management incentives, listing, and reporting issues, I have lost confidence in the current management team; however, I believe that the Company possesses considerable value in the personal care portfolio it manufactures, distributes, and markets to consumers. The Board must restore shareholder confidence by either i.) resolving the debt covenant violation and the Amex listing issue without impact to shareholder value and commit to restructuring operations including the reduction of SG&A expenses and alignment of executive compensation with company performance, or ii.) immediately affect an accretive transaction for shareholders including the sale of the Company.
I believe other shareholders hold similar opinions and it is my sincere hope you take timely action to address my concerns and restore shareholder confidence, returns, and value.

Sincerely,
/s/ Mark I. Massad

Mark I. Massad
Managing Member MarNan LLC